SECU 10025976 MISSION

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SEC FILE NUMBER
8-53582

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-09 (MM/DD/YY) AND ENDING 12-31-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Headwaters BD, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 1 6 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Tabor Center, 1200 17th St. – Suite 900
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roberta A. Laraway — (303) 531-4604
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
(Name - *if individual, state last, first, middle name*)

7979 EAST TUFTS AVE., SUITE 400	ENGLEWOOD	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Roberta A. Laraway affirm that, to the best of my knowledge and belief the accompanying financial statements and supplementary information pertaining to the firm of Headwaters BD, LLC, as of and for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company nor any stockholder, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Roberta A. Laraway
Signature

Director of Finance & Administration
Title

KARI BOBO
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires 10/11/2012

Kari Bobo
Notary Public

This report** contains (check all applicable boxes):

X	a.	Facing page.
X	b.	Statement of Financial Condition.
X	c.	Statement of Income (Loss).
X	d.	Statement of Cash Flows.
X	e.	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
___	f.	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	g.	Computation of Net Capital.
___	h.	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
___	i.	Information Relating to the Possession or Control Requirement under Rule 15c3-3.
___	j.	A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.
___	k.	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
X	l.	An Oath or Affirmation.
___	m.	A Copy of the SIPC Supplemental Report.
___	n.	A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
X	o.	Independent auditors' report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEADWATERS BD, LLC

Table of Contents

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT

Board of Directors and Member
Headwaters BD, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of Headwaters BD, LLC (the "Company") as of December 31, 2009, and the related statements of operations and member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts, and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Headwaters BD, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 5, 2010
Denver, Colorado

HEADWATERS BD, LLC

Statement of Financial Condition
December 31, 2009

Assets

Current assets	
Cash and cash equivalents	$ 790,340
Advisory and other fees receivable, net	80,680
Prepaid expenses	79,141
Total current assets	950,161
Property and equipment, net	59,716
Deposits and other	45,990
Total assets	$ 1,055,867

Liabilities and Member's Equity

Current liabilities	
Accounts payable and accrued expenses	$ 236,093
Total current liabilities	236,093
Commitments and contingencies	
Member's equity	819,774
Total liabilities and member's equity	$ 1,055,867

See notes to financial statements.

HEADWATERS BD, LLC

Statement of Operations and Member's Equity
For the Year Ended December 31, 2009

Revenue	$ 3,775,518
Operating expenses	
Personnel	2,484,853
Commissions	2,031,405
Occupancy	583,972
Professional services	282,812
Database subscriptions and maintenance	222,962
Travel and entertainment	207,248
Depreciation and amortization	105,124
Marketing	98,427
Office expense	74,951
Communications	53,031
Insurance	52,588
Regulatory costs	24,303
Other	332,740
Total operating expenses	6,554,416
Other income (expense)	
Interest income	4,308
Loss on disposal of assets	(21,317)
Other	14,674
Total other expenses	2,335
Net loss	(2,781,233)
Beginning member's equity	2,201,482
Contributions from member	1,399,525
Ending member's equity	$ 819,774

See notes to financial statements.

HEADWATERS BD, LLC

Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities	
Net loss	$ (2,781,233)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	105,124
Loss on disposal of assets	21,317
Bad debt expense	309,264
Equity compensation	149,525
Changes in assets and liabilities	
Advisory and other fees receivable	(303,565)
Prepaid expenses	56,771
Deposits and other	(4,293)
Accounts payable and accrued expenses	36,482
	370,625
Net cash used in operating activities	(2,410,608)
Cash flows from investing activities	
Purchase of property and equipment	(2,553)
Proceeds from sales of property and equipment	9,325
Net cash provided by investing activities	6,772
Cash flows from financing activities	
Contributions by member	1,250,000
Net cash provided by financing activities	1,250,000
Net decrease in cash and cash equivalents	(1,153,836)
Cash and cash equivalents - beginning of year	1,944,176
Cash and cash equivalents - end of year	$ 790,340

See notes to financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

Organization

Headwaters BD, LLC (the "Company") was formed in December 2005 as a Delaware limited liability company and began operations January 1, 2006. The Company, headquartered in Denver, Colorado, is licensed as a broker-dealer with the Securities and Exchange Commission ("SEC"), and is a registered member of the Financial Industry Regulatory Authority ("FINRA"). The Company offers its clients a variety of investment banking services, including mergers and acquisitions, capital raising and financial advisory services. The Company is engaged in a single line of business as a securities broker-dealer. The Company is exempt from Rule 15c3-3 under Subsection (K) and does not hold, nor does it plan to hold, any customers' securities or funds. Under this exemption, "Computation for Determination of Reserve Requirements" and "Information Relating to Possession or Control Requirements" are not required.

The Company is a wholly-owned subsidiary of Headwaters MB, LLC (the "Parent"). Accordingly, this affiliation should be taken into consideration in reviewing the accompanying financial statements. The operating results could vary from those that would have been obtained had the Company operated independently.

Cash and Cash Equivalents

The Company reports all highly liquid short-term investments purchased with original maturities of three months or less as cash equivalents. As of the balance sheet date, and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits. At December 31, 2009 the amount in excess of federally insured limits was $539,899.

Concentrations of Credit Risk

The Company grants credit in the normal course of business to customers. The Company assesses the financial condition of its customers to reduce credit risk.

During the year ended December 31, 2009, four customers accounted for 69% of total revenues.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, receivables, prepaids, and accrued expenses approximated fair value as of December 31, 2009 because of the relatively short maturity of these instruments.

Advisory and Other Fees Receivable

Advisory and other fees receivable are non-interest bearing and are recorded as earned by the Company. An allowance for uncollectible amounts is established to cover future losses based on management's best estimate of uncollectible amounts. Uncollectible receivables are charged against the reserve when identified. As of December 31, 2009, the Company recorded $315,189 as an allowance for uncollectible accounts.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization is provided utilizing the straight-line method over the estimated useful lives, which is estimated to be three years for all fixed assets.

Revenue Recognition

Revenue is recorded for advisory services and other fees when earned in accordance with the terms of individually negotiated contracts.

Advertising Costs

The Company expenses advertising costs as incurred. Total advertising costs for the year ended December 31, 2009 was $98,427.

Income Taxes

The Company has elected to be treated as a Limited Liability Company ("LLC") for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax return of the Company's member and no provision for income taxes has been recorded in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness. The Company's net capital at December 31, 2009 was $554,239, which exceeded the minimum net capital requirement. Net capital may fluctuate on a daily basis. Additionally, SEC Rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's net capital ratio was 0.43 to 1 as of December 31, 2009.

Note 3 - Property and Equipment

Property and equipment consist of the following at December 31, 2009:

Furniture and fixtures	$	84,925
Computer equipment		127,338
Software		35,368
Leasehold improvements		97,102
		344,733
Less accumulated depreciation and amortization		(285,017)
	$	59,716

Note 4 - Equity Compensation

During 2005 and 2006, the Parent (a holding company) issued stock as part of an equity bonus plan (the "Plan"). The stock vests pro-rata over a four year period. For the year ended December 31, 2009, the Company recorded $149,525 in equity compensation related to this Plan. On January 1, 2010, the Company recorded an additional $42,744 in equity compensation, representing the last year of compensation recorded under the Plan.

Note 5 - Commitments and Contingencies

Operating Leases

The Company leases office space and facilities under non-cancelable operating leases. Rent expense for the year ended December 31, 2009 was $583,972.

During 2009, the Company entered into a sublease agreement with a third party. The third party leases a portion of space under one of the Company's leased facilities. Future minimum rentals receivable under the subleases are included below. During the year ended December 31, 2009, the Company received $51,019 in sublease income, which is recorded against rent expense in the accompanying financial statements.

Note 5 - Commitments and Contingencies (continued)

Operating Leases (continued)

Future minimum lease payments under these leases are approximately as follows:

Year Ending December 31,	Operating Lease Commitments	Less Anticipated Sublease Rental Income	Total
2010	$ 497,976	$ (40,597)	$ 457,379
2011	121,627	-	121,627
	$ 619,603	$ (40,597)	$ 579,006

The future minimum lease payments include an early termination option of $70,620 in 2010 which the Company intends to exercise.

ACCOMPANYING INFORMATION

HEADWATERS BD, LLC

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission December 31, 2009

Total member's equity	$	819,774
Additions/deductions		
Property and equipment, net		(59,716)
Advisory and other fees receivable		(80,680)
Investments		-
Prepaid expenses and deposits		(125,131)
Net capital before haircuts on securities positions		554,247
Haircut on money market fund		(8)
Net capital	$	554,239
Total aggregate indebtedness	$	236,093
Net capital	$	554,239
Minimum net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness)		15,740
Excess net capital	$	538,499
Aggregate indebtedness to net capital		0.43

Reconciliation with Company's computation:

There is no difference from the Company's computations included in its Part II of Form X-17a-5 as of December 31, 2009 and the audited computation above.

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors and Member
Headwaters BD, LLC
Denver, Colorado

In planning and performing our audit of the financial statements of Headwaters BD, LLC (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

• DENVER • FORT COLLINS • BOULDER •
www.EKSH.com

Board of Directors and Member
Headwaters BD, LLC

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 5, 2010
Denver, Colorado

HEADWATERS | BD

Financial Statements
and
Independent Auditors' Report
December 31, 2009

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS